November 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest
Isaac Esquivel

Re:	Financial Strategies Acquisition Corp.
Registration Statement on Form S-1
Submitted October 22, 2021
File No. 333-260434

Ladies and Gentlemen:

This letter is submitted on behalf of Financial Strategies Acquisition Corp. (the “Company”) in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on November 19, 2021, with respect to the Company’s Registration Statement on Form S-1 submitted to the Commission on October 22, 2021 (the “Registration Statement”). For ease of reference, the Staff’s oral comment is reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-1

1.	[Oral Comment] Please explain why Caliente Management, LLC does not appear in the table on page 115 of the Registration Statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Caliente Management, LLC is solely owned by members of the management team of the Company and has no other affiliates that would present conflicts not otherwise identified under the subheading “Conflicts of Interest” beginning on page 113 of the Registration Statement and in the table on page 115 of the Registration Statement.

* * *

Should the Staff have any questions concerning the enclosed matters, please contact Matthew L. Fry of Haynes and Boone, LLP at (214) 651-5443.

Very truly yours, FINANCIAL STRATEGIES ACQUISITION CORP.

/s/ Jamie Khurshid
Name: Jamie Khurshid Title: Chief Executive Officer

cc:	Matthew L. Fry, Esq. (Haynes and Boone, LLP)